

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via E-mail
Maria del Pilar Jaen
President, Secretary, Treasurer and Director
Language Arts Corp.
P.O. Box El Dorado 0819-11689
Panama, Republic de Panama

> **Re:** **Language Arts Corp.**
> **Pre-effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2013**
> **File No. 333-189030**

Dear Ms. del Pilar Jaen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated June 26, 2013 and your belief that you are not a blank check corporation and have no plans or intentions to engage in a merger or acquisition. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

    -   Your disclosure indicates you are a development stage company issuing penny stock;
    -   You have no revenue or agreements with customers or suppliers;
    -   You have no assets; for example, you have not disclosed that you have registered your domain name;
    -   You have not yet commenced operations and you "will not begin operations until [you] have closed this offering" (page 32); and

- Your registration statement contains very general disclosure related to the nature of your business plan.

In adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Prospectus Cover Page

2. We note your response to comment one in our letter dated June 26, 2013, as well as your revised disclosure. Please disclose that you are a shell company on your prospectus cover page.

Risk Factors, page 6

Our independent accounting firm has expressed substantial doubt about our ability . . . , page 7

3. We note your response to comment 11 in our letter dated June 26, 2013. As requested before, please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss the estimate of capital required in your Prospectus Summary.

Plan of Distribution, page 14

4. We note your disclosure on page 15 that you "will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement." Please provide such information in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or Robyn Manuel, Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Randall V. Brumbaugh, Esq.